UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025 (Report No. 3)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 19, 2025, the Board of Directors (the “Board”) of Brenmiller Energy Ltd. (the “Company”) appointed Mr. Boaz Toshav to serve as an independent director on the Board. Mr. Toshav’s appointment fills a vacancy on the Board created as a result of the term of Ms. Nava Swersky Sofer having expired on June 16, 2025.

Mr. Toshav previously served on our board of directors from June 2023 until August 2024. Mr. Toshav has 20 years of experience in investment banking, fixed income and mergers and acquisitions advisory services. He is currently President and Chairman of Rio Ave FC (Primeira Liga), a professional Portuguese football (soccer) club, and he previously served as a senior financial advisor to UK-based Nottingham Forest FC and Greece-based Olympiacos FC. Mr. Toshav also currently serves as the Chief Executive Officer of Umbrella Advisors Ltd., a boutique investment bank and financial advisory firm he founded in 2014. Mr. Toshav has also been a board member of Intelicanna Ltd. (TASE: INTL) and Getruck Ltd. since 2018 and 2021, respectively. Mr. Toshav received a Bachelor of Arts degree in Economics and Business Administration from Tel Aviv University, as well as a Master of Philosophy from Tel Aviv University. Mr. Toshav qualified as a United Kingdom Financial Services Authority certified investment advisor in 2005.

The Company believes that Mr. Toshav is well-qualified to serve as a director of the Board due to his extensive experience, expertise, and qualifications in financial services, mergers and acquisitions and investment advisory services. As of June 19, 2025, Mr. Toshav will also serve as a member of the Board’s audit committee and Mr. Zvi Joseph will serve as a member of the Board’s compensation committee.

Mr. Toshav has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. There are no arrangements or understandings between Mr. Toshav and any other persons pursuant to which he was appointed to serve on the Board of the Company.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-283874, 333-273028 and 333-272377) and Form S-8 (File Nos. 333-284377, 333-278602 and 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 20, 2025	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

2